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Exhibit 5

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following analysis provides a review of the Company's results of operations, financial condition and cash flows for the three-year period ended December 31, 2005. In this MD&A, the "Company", "we", "us", and "our" mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.'s annual consolidated financial statements and related notes for the years ended on December 31, 2005, 2004 and 2003. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 24 of our consolidated financial statements. The Company changed its reporting currency from Canadian dollars to US dollars. All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

As at February 28, 2006, Æterna Zentaris owns 48.42% of Atrium Biotechnologies Inc. (Atrium) (TSX: ATB.SV), a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries. Our voting rights in Atrium are 64.82%.

On a consolidated basis, the Company operates in three segments of operations including: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health & Nutrition.

Æterna Zentaris, along with its wholly-owned subsidiaries, Zentaris GmbH and Echelon Biosciences Inc., constitute the Biopharmaceutical segment. Our subsidiary, Atrium, encompasses both the Active Ingredients & Specialty Chemicals and Health & Nutrition.

Atrium's Active Ingredients & Specialty Chemicals segment offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed. Furthermore, Atrium's Health & Nutrition segment, develops, manufactures and markets proprietary Health & Nutrition finished products.

Æterna Zentaris' strategy for value creation is based on advancing and expanding its product and development pipeline with a clear focus on oncology and endocrinology. We remain committed to maximizing the value of Atrium and will leverage this asset as we continue to advance and expand our product development pipeline. Our long-term growth strategy is to emerge as a fully-integrated, global speciality pharmaceutical company with a focus primarily on oncology. As we continue to advance our pipeline and continue to deliver positive clinical results, it is our intention to establish a sales force targeting oncology for the North American and European markets.

Highlights

Consolidated results-at-a-glance
(expressed in thousands of US dollars)

	Years ended December 31,
	2005	2004	2003
	$	$	$
Revenues	247,389	179,212	118,740
R&D, net of tax credits and grants	26,972	23,332	31,484
Earnings (loss) from operations	14,412	13,193	(10,191)
Net earnings (loss)	10,571	(4,425)	(20,084)
Net earnings (loss) per share
Basic	0.23	(0.10)	(0.47)
Diluted	0.22	(0.10)	(0.47)

Consolidated revenues increased year over year benefiting from the successful accretive acquisition growth strategy of our subsidiary, Atrium, combined with the significant progress made in our Biopharmaceutical segment and particularly the successful continued development of our LHRH antagonists: cetrorelix and ozarelix, as well as our signal transduction inhibitor, perifosine.

The R&D, net of tax credits and grants were increased as expected in 2005 compared to 2004. During the year, we committed to advance our product development pipeline with a particular focus on cetrorelix, ozarelix, and perifosine. In 2005, we launched, alone or with the collaboration of our partners, more than seven clinical development projects to continue to advance these lead product candidates. In addition, our drug discovery and preclinical activities created additional clinical development candidates.

Earnings from operations increased year over year from the solid contribution of our subsidiary, Atrium, combined with a controlled burn-rate within our Biopharmaceutical operations.

On April 6, 2005, our subsidiary, Atrium, successfully completed its CAN$75 million initial public offering which included CAN$25 million secondary offering. Atrium became a publicly-traded company on the TSX with the appropriate capital structure to continue its business plan. Following this IPO and its recent acquisition of Douglas Laboratories in the U.S., Atrium's market capitalization reached over CAN$450 million at the end of February 2006. We own 48.42% in Atrium and we have 64.82% of the voting rights. The IPO triggered a gain on dilution of nearly $19 million and this contributed to our consolidated net earnings of $10.6 million, or $0.23 per basic share and $0.22 per diluted share, compared to a net loss of $4.4 million in 2004, or $0.10 per basic and diluted share.

Subsequent to Year-End

As part of the agreement with our partner Solvay, we regained the BPH rights for cetrorelix without financial compensation. This agreement was reached based upon Solvay's focused expertise and large presence in womens' health. This transaction represents a major achievement for us as cetrorelix has successfully completed several Phase 2 placebo-controlled trials in BPH.

Furthermore, in February 2006, two strategic shareholders of the Company, the Solidarity Fund QFL (the "Fund") and the Société Générale de Financement ("SGF") exercised their right to convert prematurely the entirety of their convertible term loans that they each extended to Æterna Zentaris in April 2003, with a maturity date of March 31, 2006. In accordance with the terms of the convertible term loans, and additional arrangements between the Company, the Fund and SGF, we issued a total of 6,955,088 of our common shares equally to the Fund and SGF upon conversion of the term loans, representing the principal and interest due to the stated maturity date under the loans and based on the conversion price that had been agreed upon in the loan agreement.

With revenues from our marketed products, our cash level and Atrium, our strategic asset, we are in a solid financial position to continue to advance our product pipeline with a focus on our lead product candidates in oncology and endocrinology.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. Access to a summary of differences between Canadian and US GAAP is referenced in note 24 of our annual 2005 financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, provisions for excess and obsolete inventories, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, contingencies and other accrued liabilities, employee future benefits as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies, as well as changes in existing policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Change in Reporting Currency

In February 2006, the Company announced the change of its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollars denominated debts. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods since fiscal year 2000. Under this method, assets and liabilities of subsidiaries whose functional currency is other than the US dollar are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

Foreign Currency Translation

Due to growing ability to financially support its activities, it has been determined that for accounting purposes, our subsidiary Zentaris should be considered as a self-sustaining subsidiary using the euro as the functional currency. Accordingly, the subsidiary's 2005 accounts and operations in foreign currencies have been translated into US dollars using the current rate method.

Revenue Recognition and Deferred revenues

The Biopharmaceutical segment is currently in a phase in which our product and product candidates are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and when collectibility of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectibility is assured, and when there are no significant future performance obligations in connection with the milestones. In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue is recorded when the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Allowance for Doubtful Accounts

We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

Provisions for Excess and Obsolete Inventories

Inventory is valued at the lower of cost and market value. Cost is determined using the first-in, first-out basis. Cost of finished goods and work-in-progress includes raw materials, labour and manufacturing overhead under the absorption costing method. Market value is defined as replacement cost for raw materials and as net realizable value for finished goods and work-in-progress. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected need for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed for impairment annually or when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value. Finite-lived assets are written down for any impairment in value of the unamortized portion. As at December 31, 2005, there were no events or circumstances indicating that the carrying value may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Impairment exists when the carrying amount of the intangible asset exceeds its fair value.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

Accounting for Income Tax Expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely not recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance on December 31, 2005, due to uncertainties related to our ability to utilize some of our income tax assets. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

Since January 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New accounting standard

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 "Financial Instruments — Recognition and Measurement", section 3865 "Hedges", section 1530 "Comprehensive Income" and section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. While the Company is currently assessing the effects of these new standards, impacts consistent with the adjustments described in note 24 of our consolidated financial statements are expected. Please refer to note 3 of our Annual Financial Statements for further information about these new standards.

Consolidated Results of Operations

The following table sets forth certain Canadian GAAP consolidated financial data in thousands of United States dollars, except per share data.

	Years ended December 31,
CONSOLIDATED RESULTS	2005	2004	2003
	$	$	$
Revenues	247,389	179,212	118,740

Operating expenses
Cost of sales	156,365	103,368	69,960
Selling, general and administrative	42,037	32,422	20,765
R&D costs, net of tax credits and grants	26,972	23,332	31,484
Depreciation and amortization	7,603	6,897	6,722

	232,977	166,019	128,931

Earnings (loss) from operations	14,412	13,193	(10,191)

Interest income	1,601	1,044	1,531
Interest expense	(9,785)	(6,276)	(3,450)
Foreign exchange loss	(263)	(707)	(1,123)

	(8,447)	(5,939)	(3,042)

Earnings (loss) before the following items	5,965	7,254	(13,233)
Current income taxes	(5,149)	(10,526)	(2,753)
Future income taxes	(2,183)	4,160	(1,479)
Gain (loss) on dilution of investments	19,002	(485)	(46)
Non-controlling interest	(7,064)	(4,828)	(2,573)

Net earnings (loss) for the year	10,571	(4,425)	(20,084)

Net earnings (loss) per share
Basic	0.23	(0.10)	(0.47)

Diluted	0.22	(0.10)	(0.47)

	As at December 31,
CONSOLIDATED BALANCE SHEET DATA	2005	2004
	$	$
Total assets	425,538	290,539

Long-term liabilities	253,806	130,343

Consolidated Revenues

Consolidated revenues for 2005 totalled $247.4 million compared to $179.2 million in 2004 and $118.7 million in 2003. The year-over-year increases are attributable to additional revenues from Æterna Zentaris' acquisition of Echelon Biosciences Inc. in 2005 and Atrium's acquisitions of Interchemical and Chimiray in 2003, Pure Encapsulations (Pure) in 2004, as well as MultiChem and HVL Inc. (Douglas) in 2005. We expect continued growth in revenues for 2006, due to Atrium's recent acquisition of Douglas (December 2005).

Consolidated Operating Expenses

Consolidated cost of sales increased from $70 million in 2003 to $103.4 million in 2004 and to $156.4 million in 2005. The increases in cost of sales are directly related to sale increases generated by the acquisitions made in 2003, 2004 and 2005. We expect that with the recent acquisition of Douglas, our cost of sales will increase in 2006.

Consolidated selling, general and administrative (SG&A) expenses increased from $32.4 million in 2004 to $42 million in 2005. For the year ended December 31, 2003, SG&A expenses were $20.8 million. The increase in SG&A expenses in 2005 is primarily due to sequential acquisitions of companies. It is also impacted by an increase in non-cash stock-based compensation costs and non-cash costs related to the employee defined benefit pension plan, as well as additional costs related to Atrium's initial public offering. We expect SG&A expenses to continue to increase due to Atrium's recent acquisition of Douglas.

Consolidated R&D expenses, net of tax credits and grants (R&D) increased from $23.3 million in 2004 to $27 million in 2005. R&D expenses for 2003 were $31.5 million. The $3.7 million increase from 2004 to 2005 is attributable to the acquisition of Echelon Biosciences Inc., in January 2005, as well as additional non-cash costs related to the employee defined benefit pension plan. R&D expenses for 2003 were higher than those of 2005 and 2004 due to the realignment of our clinical development program initiated in December 2003. We expect R&D expenses to increase in 2006 primarily due to the initiation of our expected late-stage clinical trial for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of perifosine and emphasis on clinical development on certain other product candidates at an earlier development stage.

Consolidated earnings from operations for 2005 increased by $1.2 million, from $13.2 million in 2004 to $14.4 million in 2005. We incurred an operating loss of $10.2 million in 2003. The increase in earnings from operations for 2005 in comparison with 2004 is principally due to earnings generated by Atrium's accretive acquisitions of Pure in March 2004, MultiChem in January 2005 and Douglas in December 2005, partly offset by additional spending in R&D and non-cash stock-based compensation costs. The increase in earnings from operations in 2004 as compared to the loss from operations incurred in 2003 is principally due to income generated by non-recurrent milestone payments related to cetrorelix Phase 2 positive results, the realignment of the clinical development program initiated in December 2003, as well as by Atrium's accretive acquisitions of Interchemical and Chimiray in August 2003 and Pure in March 2004, combined with the achieved internal growth. The immediately accretive acquisition of Douglas in December 2005 should contribute to increasing our consolidated earnings from operations for 2006.

Consolidated interest expense for 2005 was $9.8 million in comparison with $6.3 million in 2004. This increase is mainly explained by the Company's election during the second quarter of 2005, as permitted under the convertible term loan agreements, to add to the principal amount all corresponding unpaid accrued interest as of March 31, 2005 for a total amount of $2.7 million. In addition, this increase, that primarily occurred during the first two quarters of 2005, was also due to the increasing long-term debt related to business acquisitions. The $37.1 million net cash inflow from the initial public offering of Atrium's shares in the second quarter of 2005 was used to reduce the long-term debt.

Due to the conversion of the convertible term loans in the first quarter of 2006, we expect interest expense to be lower in 2006, as compared to 2005. This decrease will be partly offset by the long-term debt financing used for Atrium's acquisition of Douglas in December 2005.

Consolidated income tax expense for 2005 was $7.3 million in comparison with $6.4 million for 2004 and $4.2 million for 2003. This increase is directly related to the increase in taxable income of our subsidiaries. Furthermore, the tax loss utilization structure put in place in mid-September 2005 decreased Atrium's Canadian income tax expense by approximately $0.8 million in 2005 and we expect Atrium's income tax expense to be decreased by approximately $2.8 million per year, as long as the hereunder described structure will be in place.

Related Group Use of Tax Losses

During the third quarter, the Company and its subsidiary, Atrium, agreed to establish a new structure including inter-company transactions with the objective of using part of Æterna Zentaris' current and future tax losses to reduce current taxes payable by Atrium.

Therefore, on September 15, 2005, Æterna Zentaris, Atrium and 4296672 Canada Inc., a newly-created one-purpose wholly-owned subsidiary of Æterna Zentaris, realized all of the following transactions:

  •
  Æterna Zentaris obtained from Royal Bank of Canada ("RBC") a one-day loan of CAN$150 million;

  •
  Æterna Zentaris used the proceeds to invest CAN$150 million in Atrium through a subordinated loan, payable on demand and bearing interest at the rate of 7% per year;

  •
  Atrium invested CAN$150 million in 4296672 Canada Inc., in exchange of the issuance of preferred shares by 4296672 Canada Inc., having a cumulative annual dividend of 7.05%;

  •
  4296672 Canada Inc. invested in Æterna Zentaris, CAN$150 million through an interest-free loan, payable on demand; and

  •
  Æterna Zentaris reimbursed the CAN$150 million one-day loan to RBC.

For our Canadian operations, in the Biopharmaceutical segment, we established a valuation allowance to reduce future income tax assets as it is, at this time, unlikely that some or all of the future income tax assets will be realized.

We recorded a consolidated gain on dilution of investments in 2005 amounting to $19 million, in comparison with a loss on dilution of $0.5 million in 2004. This gain is related to the issuance of Atrium shares following the initial public offering, the exercise of Atrium stock options, the purchase of all non-controlling interests in Unipex, and the Douglas acquisition. Following these share issues, our interest in Atrium decreased, in 2005, from 61.1% to 48.46%, which generated the gain on dilution.

Consolidated non-controlling interest for 2005 amounted to $7.1 million compared to $4.8 million in 2004 and $2.6 million in 2003. Non-controlling interest now consists of minority interest in Atrium only. The year-over-year increases are directly attributable to the corresponding increases of net earnings of Atrium and its subsidiaries. We expect non-controlling interest to increase in 2006 due to our dilution in Atrium's investment from 61.1% to 48.46% in 2005 partly offset by the acquisition by Atrium of all minority interest in its subsidiaries.

Consolidated net earnings for 2005 were $10.6 million or $0.23 per basic share and $0.22 per diluted share, compared to a net loss of $4.4 million or $0.10 per basic and diluted share in 2004. If we exclude the $19 million gain on dilution of investments that occurred in 2005, we would have generated a net loss of $8.4 million or $0.18 per basic and diluted share. As compared to last year's net loss of $4.4 million, this $4 million loss increase is mainly attributable to increased R&D expense, non-cash stock-based compensation costs and consolidated interest expense, partly offset by Atrium's contribution to net earnings.

The weighted average number of shares outstanding used to calculate the basic and diluted net loss per share for 2005 was 46.1 million shares and 46.4 million shares as compared to 45.6 million shares in 2004. This increase reflects the issuance of common shares following the acquisition of Echelon in January 2005 and the exercise of stock options.

Total Consolidated Assets

Total consolidated assets, which were $290.5 million on December 31, 2004, amount to $425.5 million as of December 31, 2005. This increase is mainly due to Æterna Zentaris' business acquisition of Echelon Biosciences ("Echelon") in January 2005 and Atrium's business acquisitions of MultiChem in January 2005, as well as of Douglas in December 2005. Additional information on segment assets is provided in note 20 of the annual consolidated financial statements.

Biopharmaceutical Segment Results
(expressed in thousands of US dollars)

	Years ended December 31,
	2005	2004	2003
	$	$	$
Revenues
Sales and royalties	23,674	19,479	17,412
License fees	23,530	23,493	15,485

	47,204	42,972	32,897

R&D expense, net of tax credits and grants	26,538	22,587	31,200

Loss from operations	(9,583)	(6,879)	(20,464)

Revenues of the Biopharmaceutical segment are derived from sales and royalties and from licence fees. Sales are derived from Impavido® (miltefosine), manufacturing of Cetrotide® (cetrorelix), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix) actually sold by Serono in reproductive health assistance for in vitro fertilization. Furthermore, licence fees are derived from non-recurrent milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Revenues for 2005 totalled $47.2 million compared to $43 million in 2004. The revenue increase in 2005 is mainly attributable to new reagent sales generated by Echelon, acquired in January 2005 and increased sales of Impavido®.

R&D expenses, net of tax credits and grants for 2005 were $26.5 million compared to $22.6 million in 2004, an increase of $3.9 million. R&D expenses for 2003 were $31.2 million. The increase from 2004 to 2005 is attributable to the acquisition of Echelon in January 2005, as well as non-cash costs related to the employee defined benefit pension plan. R&D expenses for 2003 were higher than those of 2005 and 2004 due to the realignment of clinical development of our program initiated in December 2003. We expect R&D expenses to increase in 2006 primarily due to the initiation of our expected late-stage clinical trial for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of perifosine and emphasis on clinical development on certain other product candidates at an earlier development stage.

Loss from operations for 2005 was $9.6 million, an increase of $2.7 million compared to $6.9 million for 2004. The increase in loss from operations in 2005 is principally due to an increase in non-cash stock-based compensation costs, as well as increased R&D spending.

Active Ingredients & Specialty Chemicals Segment Results
(expressed in thousands of US dollars)

	Years ended December 31,
	2005	2004	2003
	$	$	$
Revenues	168,006	111,397	79,252
Earnings from operations	12,488	10,791	7,257

Revenues from the Active Ingredients & Specialty Chemicals Segment were $168 million for the year ended December 31, 2005, representing an increase of 50.8% over revenues of $111.4 million for the same period in 2004. This increase is attributable essentially to the newly-acquired MultiChem and to organic growth in sales excluding the active pharmaceutical ingredients (API) line of products. This line of products had a decrease in sales in Europe for an amount of approximately $2 million for fiscal 2005 compared to the same period in 2004. This situation with the API was resolved during the fourth quarter of 2005 and Atrium recouped a portion of the sales from the prior quarters

Revenues for the Active Ingredients & Specialty Chemicals Segment were $111.4 million for fiscal 2004, representing an increase of $32.1 million or 40.5% over fiscal 2003 revenues of $79.3 million. This increase came primarily from newly-acquired Chimiray, Interchemical and Siricie and from growth in Atrium's proprietary active ingredients portfolio, offset by a rebalancing of Unipex's product portfolio to focus on higher-margin products.

Earnings from operations was $12.5 million (or 7.4% of revenues) for the year ended December 31, 2005, representing an increase of $1.7 million or 15.7% over 2004 earnings from operations of $10.8 million (or 9.7% of revenues). This increase is attributable essentially to the newly-acquired MultiChem and to organic growth and was offset by a decline from the active pharmaceutical ingredients sales.

Earnings from operations for the Active Ingredients & Specialty Chemicals Segment were $10.8 million for fiscal 2004, representing an increase of $3.5 million or 47.9% as compared to the $7.3 million generated in 2003.

Health & Nutrition Segment Results
(expressed in thousands of United States dollars)

	Years ended December 31,
	2005	2004	2003
	$	$	$
Revenues	32,857	24,843	6,591
Earnings from operations	11,507	9,281	3,016

Revenues from the Health & Nutrition Segment were $32.9 million for the year ended December 31, 2005, representing an increase of $8.1 million or 32.7% over revenues of $24.8 million for the same period last year.

This increase came primarily from the acquisitions of Pure Encapsulations in March 2004 and Douglas Laboratories in December 2005 and from organic growth in almost all of Atrium markets excluding Asia where revenue decreased by $2 million compared to 2004 because of changes made to the Asian distribution network. This situation should be corrected during 2006 since the regulatory issues related to the changes made to the Asian distribution network are progressing as expected.

Revenues for the Health & Nutrition Segment were $24.8 million for fiscal 2004, representing an increase of $18.2 million or 275.8% over fiscal 2003 revenues of $6.6 million. This increase came primarily from newly-acquired Pure Encapsulations and from growth in Atrium's proprietary health and nutrition product portfolio.

Earnings from operations was $11.5 million (or 35.0% of revenues) for the year ended December 31, 2005 representing an increase of $2.2 million or 23.7% over the same period last year where the earnings from operations was $9.3 million (or 37.4% of revenues). Most of this increase came from the acquisition of Pure Encapsulations and Douglas Laboratories, cost containment and offset by the negative impact of the changes made to the Asian distribution network.

Earnings from operations for the Health & Nutrition Segment were $9.3 million for fiscal 2004, representing an increase of $6.3 million or 210% as compared to the $3.0 million generated in 2003.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our consolidated cash and short-term position reached $52.7 million as of December 31, 2005, compared to $48.3 million as of December 31, 2004. Nearly $34.8 million is dedicated to our Biopharmaceutical segment as of December 31, 2005.

At the beginning of 2005, our subsidiary, Atrium, refinanced part of its long-term debt through a credit facility, renewable annually, for an authorized amount of $64.5 million. On November 8, 2005, Atrium modified its revolving credit facility by increasing the authorized amount from $64.5 million to $107.5 million with the possibility to increase this amount up to nearly $172 million. This credit facility has now a three-year term loan and is renewable annually. The other conditions are similar and the facility is still bearing interest at variable rates and is still secured by a first hypothec on all Atrium's assets and its North American subsidiaries. Moreover, all the shares held by Atrium in its French subsidiaries have been pledged as collateral security. In addition, at the beginning of the second quarter of 2005, Atrium successfully completed its initial public offering for a cash increase of approximately $41 million, net of related expenses and underwriters' fees. In February 2006, the two holders of the convertible term loans exercised their right to convert prematurely their loans into common shares of the Company. This transaction further strengthens our balance sheet and we believe that liquidities previously mentioned combined with the new credit facility and the cash flows from operations will be adequate to meet operating cash requirements for the foreseeable future. However, possible additional operating losses and/or possible investments in acquisition of complementary businesses or products may require additional financing.

The variation of our liquidity by activities is explained below on a consolidated basis.

Operating Activities

Cash flows provided from our operations were $12.9 million during 2005 in comparison with $9.8 million during the same period last year. The increase in cash flows generated by our operations in 2005 as compared to the same period in 2004 was mostly attributable to additional revenues from accretive acquisitions made by Atrium during 2005, as well as inflows from change in non-cash working capital items.

Financing Activities

For the year ended December 31, 2005, cash flows generated in financing activities were $88.9 million. This cash flow was obtained through the issuance of $147.3 million of long-term debts related to the financing of Douglas and MultiChem acquisitions and $38 million of net proceeds from the issuance of Atrium shares related to its Initial Public offering reduced by the $92.1 million reimbursement of long-term debt and the $4.3 million payment of balances of purchase price. For 2004, an amount of $29.7 million was generated by the issuance of a long-term debt for the acquisition of Pure Encapsulations. An amount of $7.2 million was then used for the repayment of the long-term debt and balances of purchase price, and an amount of $2.6 million was generated by the issuance of Atrium and Æterna Zentaris shares, net of related fees.

Investing Activities

Cash flows used in investing activities (excluding the change in short-term investments) amounted to $95.5 million for 2005, mainly for the acquisitions of MultiChem and Douglas. For 2004, cash flows used in investing activities (excluding the change in short-term investments) amounted to $39.4 million, mainly for the acquisition of Pure Encapsulations Inc.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(expressed in thousands of US dollars)	Payments due by period
Unaudited	Total	2006	2007-2009	2010-2011	2011 and beyond
	$	$	$	$	$
Long-term debt	108,093	789	107,277	5	22
Operating leases	15,898	3,928	7,192	4,778	—
Commercial commitments	9,364	6,525	2,839	—	—

Total contractual cash obligations	133,355	11,242	117,308	4,783	22

Outstanding Share Data

As of February 28, 2006, there were 53,104,902 common shares issued and outstanding and there were 3,773,592 stock options outstanding.

Quarterly Summary Financial Information
(expressed in thousands of United States dollars, except per share data)

	Quarters ended
Unaudited	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
	$	$	$	$
Revenues	72,501	52,876	60,147	61,865
Earnings from operations	3,467	986	3,456	6,503
Net earnings (loss)	936	(3,759)	13,276	118
Net earnings (loss) per share
Basic	0.02	(0.08)	0.29	—
Diluted	0.02	(0.08)	0.28	—

	Quarters ended
Unaudited	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
	$	$	$	$
Revenues	43,891	42,457	48,514	44,350
Earnings (loss) from operations	914	4,239	6,838	1,202
Net earnings (loss)	(2,003)	(1,510)	1,023	(1,935)
Net earnings (loss) per share
Basic	(0.04)	(0.03)	0.02	(0.04)
Diluted	(0.04)	(0.03)	0.02	(0.04)

Fourth Quarter Results

Consolidated revenues for the fourth quarter 2005 were $72.5 million, an increase of 65.2% compared with total revenues of $43.9 million for the same period in 2004. This increase is primarily due to Æterna Zentaris' increased license fees income combined with Atrium's accretive acquisitions of MultiChem in January 2005 and Douglas in December 2005.

Consolidated R&D expenses net of tax credits and grants amounted to $8.3 million in the fourth quarter of 2005 compared to $5.8 million in the fourth quarter of 2004. This increase is attributable to the acquisition of Echelon in January 2005, as well as non-cash costs related to the employee defined benefit pension plan.

Consolidated earnings from operations for the fourth quarter 2005 were $3.5 million, compared to $0.9 million for the fourth quarter 2004. The Company's consolidated net earnings were $0.9 million for the fourth quarter of 2005, or $0.02 per share, compared to a net loss of $2.0 million, or $0.04 per share, for the comparable period in 2004. This increase in consolidated net earnings is related to Æterna Zentaris' increased license fees income from partners, combined with Atrium's accretive acquisitions of MultiChem in January 2005 and Douglas in December 2005.

Outlook For 2006

Biopharmaceutical Segment

We expect Cetrotide® (cetrorelix) to continue to generate significant royalties.

As part of our growth strategy, we intend to continue to pursue accretive strategic alliances for selected products from our extensive pipeline.

We expect to benefit from the support of our existing partners as we remain focused on advancing our pipeline.

We expect R&D expenses to increase in 2006 primarily due to the initiation of our expected late-stage clinical trial for cetrorelix in benign prostatic hyperplasia (BPH), the continued clinical advancement of ozarelix and perifosine, as well as emphasis on clinical development on certain other product candidates at an earlier development stage.

Active Ingredients & Specialty Chemicals, as
well as Health & Nutrition Segments

Successful integration of recently acquired companies and improved internal growth will be the main focus of these segments in 2006. Atrium also intends to continue its aggressive acquisition strategy.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2005, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments and Atrium's new revolving credit facility which bears interests at variable rate. To mitigate this risk, $50 million of these borrowings were swapped to a three year fixed rate. As at December 31, 2005, we have then long-term debts amounting to $55.2 million which, in effect, bear interest at floating rates.

Related Party Transactions and Off-Balance Sheet Arrangements

There were no related party transactions and no off-balance sheet arrangements.

Risk Factors

Risks Associated with Operations:

  •
  Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

  •
  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

  •
  Our business in the Active Ingredients & Specialty Chemicals segment, as well as in the Health & Nutrition segment is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of our product portfolio; (iv) successfully market new products or product enhancements in a timely manner; (v) price our products competitively; (vi) manufacture and deliver our products in sufficient volumes and in a timely manner; and (vii) differentiate our product offerings from those of our competitors;

  •
  If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have an adverse effect on our operating results;

  •
  Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

  •
  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

  •
  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

  •
  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of our key raw materials are sourced from single suppliers. We source raw materials from our suppliers on an ongoing basis at negotiated prices. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results; and

  •
  The anticipated current good manufacturing practices ("cGMPs") in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which we rely to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of our Health & Nutrition finished products.

Cash Flows and Financial Resources

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

The development of our subsidiary, Atrium, may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with newly acquired companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

Continuous disclosure and disclosure controls

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aeternazentaris.com, www.sedar.com and www.sec.gov/edgar.shtml.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2005. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in all material respects as of December 31, 2005.

Forward-Looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

On behalf of management,

Dennis Turpin, CA
Vice President and Chief Financial Officer
February 28, 2006

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Exhibit 5
Management's Discussion and Analysis of Financial Condition and Results of Operations